mPhase Technologies Inc.
587 Connecticut Avenue
Norwalk, CT. 06854

Jeff Jaramillo, Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 5546
Washington, D.C. 20549-5546

Re:	mPhase Technologies, Inc.
Form 10K for the year ended June 30, 2009
Filed October 7, 2009
File No. 000-30202

November 20, 2009

Dear Sir:

We are in receipt of your letter dated November 12, 2009 and have enclosed our response as indicated, generally correlating our response to your questions and comments by reiterating the SEC question or comment and following with the Company's response as enumerated.

GENERAL – regarding Form 10K for the fiscal year ended June 30, 2009

It is acknowledged that:

  The Company is responsible for the adequacy and accuracy of disclosure in the filing:
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company will not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Evaluation of Disclosure Control and Procedures, page 58

SEC 1.

We noted your disclosure herein that “the Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of June 30, 2009, as deemed appropriate for the size and scope of the Company's transactions and financial reporting requirements; however we did note certain deficiencies considered to be a reportable condition described below'. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures.

Jeff Jaramillo, Accounting Branch Chief
Page 2.

Company 1.

We have replaced the language on P 58 of our Form 10K to read that “Management concluded that the Company's disclosure controls and procedures were effective as of June 30, 2009.”

While we agree with the Staff of the Commission that this language is clear and unambiguous we believe that our original language was not qualified.

This is to advise you supplementary that the use of ”as deemed appropriate” was not intended to be a qualified statement as traditionally “except for” or other traditional qualifying nomenclature exists, and our intended use of “deemed appropriate” applied to further disclosing the scope and extent of the analysis as applied to management's evaluation and our understanding that other evaluation techniques which should be tailored to the specific accounting system and practices of each specific company under the Coso framework for Internal Control over Financial reporting. Specifically, in the case of mPhase Technologies, Inc.; a two office development stage company with less than 100 employees we apply the Coso framework for Internal Control over Financial reporting - Guidance for Smaller public companies, updated in 2004, as discussed further in our response to your second and third questions.

Management's Report on Internal Control over Financial Reporting, page 58(and59)

SEC 2.

Please amend your filing to provide a statement herein identifying the framework used by management to evaluate the effectiveness of the Company's internal control over financial reporting as required by Item 308T (a)(2) of Regulation S-K.

Company 2.

We have added a sentence to the Management's report on Internal Control over Financial reporting, page 58 as follows: “The Company utilizes the Coso framework for Internal Control over Financial Reporting.”

This is to advise you supplementary that we have elected not to specify the guidance for smaller public companies based upon your concern for ambiguity and the impression of qualification brought to our attention in your first question.

Jeff Jaramillo, Accounting Branch Chief
Page 3.

SEC 3.

We noted your disclosures herein that “Management concluded that the Company did maintain an effective level of internal control over financial reporting as of June 30, 2009 appropriate for the financial reporting requirements of the Company” and we also noted the statement that “our evaluation concluded that the company had no material weakness which would result in the reasonable possibility of a material misstatement described above: yet it did bring certain matters to our attention and we noted that we considered being a reportable condition.” Please address the following matters related to the referenced disclosures:

. Amend the filing to include an unqualified management conclusion as to whether your internal control over financial reporting was effective or was not effective as of June 30, 2009 by required Item 308T of Regulation S-K. We note your current conclusions are qualified by virtue of the statement “…appropriate for the financial reporting requirements of the Company.”

. Tell us how you were able to conclude the reportable condition you disclose herein did not qualify as a material weakness which is defined as “a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions”.

Company 3.

. Note on page 59 we have stricken the additional language in the penultimate paragraph representing management's conclusion to now read “Management concluded that the Company did maintain an effective level of internal control over financial reporting as of June 30, 2009. “

Supplementary please note we removed the additional language which was intended to expand disclosure as so not to be construed as exculpatory, ambiguous or inferred to mean the conclusion is qualified.

. Please be advised supplementary that the Company's internal control procedures have evolved since inception as the Company has been a periodic filer since late 1997 whose internal control policies for accounting and disclosure required to fulfill its reporting requirements evolved from the PPC manual and have been updated to satisfy the Coso framework in 2004 in compliance with the Companies evolving understanding of compliance from inception and as amended including Sarbane-Oxley provisions. Throughout this evolution and including today the Company , its employees and contract accounting professionals as well as the Company's External auditors and now Registered Public Accounting firm have followed the communication of weaknesses and potential weaknesses in control procedures and have periodically noted potential weaknesses and areas of potential improvement and have communicated and acted upon them accordingly.

Jeff Jaramillo, Accounting Branch Chief
Page 4.

With respect to this specific filing its clear we to us that we have followed both the evaluation and disclosure process as enumerated in the “Commission Guidance Regarding Management's report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934-release nos.33-33810;34-55929;fr-77; file no. S7-24-06.”, as well as Coso framework.

The Company considered, and stated so in paragraph one Pg. 59, that what it considered reportable conditions were not material weaknesses but appropriately “significant deficiencies”.

This is to advise you supplementary that these conclusions were reached when following the above reference framework(s). Management identified the reporting risk regarding new and evolving transactions; specifically convertible debentures and corresponding notes receivable, note discount and potential derivative liabilities associated with these transactions and the Companies counterparties; and sought outside assistance and came up with the appropriate accounting treatment for these topics which have since covered six correspondence letters from and to the Corporate Finance Staff, which under Coso framework and Staff Guidance the fact that the Company identified the risk of the financial accounting policies which were new and required implementation, and endeavored to acquire the capability as well as implement the same; as opposed to say an external auditor so late in the process there was reasonable risk the transactions would not be appropriately accounted for; correlated identically with both frameworks examples of the difference between a significant deficiency vs. a material weakness.

Consolidated Statements of Cash Flows……… , page 86

SEC 4.

Given the balance of Notes Receivable outstanding at June 30, 2009 and disclosures of your 2009 financing transactions in Note8. It is not clear to us why the amounts presented in the line “Proceeds under securities purchase agreements” in the financing activities section of this statement represented cash inflows. Please explain to us how the cash inflows and outflows related to your convertible debt arrangements (including the Notes Receivable portion thereof) are properly reflected in this statement.

Jeff Jaramillo, Accounting Branch Chief
Page 5.

Company 4.

Please note we have edited the Caption from “Proceeds under securities purchase agreements” to “Proceeds from the collection of Notes Receivable under securities purchase agreements” to clarify this cash source and to prevent the impression staff may have had and potential readers that this source was from debt.

This is to advise you supplementary that you should be aware that initial transactions with counterparties result in the Company recording both a Note receivable and Note payable as enumerated in Note 8, before any cash is exchanged. This is disclosed in Note 3. “Supplemental Cash Flow Information”, pg. 91 under the caption “Convertible Debt issued for Notes Receivable”.

Subsequently, the Company collects proceeds of principle repayment on the notes receivable (the dollar source of this line item as cash inflow) as well as cash payments for interest income. The repayment by the Company of the Note payable and accrued interest thereon is a non cash transaction and is also disclosed in Note 3. “Supplemental Cash Flow Information”, pg. 91 under the caption “Conversion of Convertible Debt and related expenses”.

Summary of Significant Accounting Policies, page 88.

SEC 5.

Please revise this note in future filings to disclose how you account for and present material equity instruments, including warrants, in your financial statements.

Company 5.

Noted. The Company will include an expansion in this section regarding material equity transactions with the quarter ended December 31,2009.

Other Equity, page 97.

SEC 6.

We noted disclosures herein during the years ended June 30, 2008 and 2009 the Company reevaluated warrants to purchase 13,104,168 shares at fixed prices ranging from $.05 to $.14 per share originally issued during Fiscal Year Ended June 30, 2008 pursuant to EITF-0019, such reevaluation was to review if the Company should record an additional Derivative Liability which would be recordable if the other convertible instruments the Company has outstanding, primarily the Convertible Debentures, would, limit or prevent the Company from honoring the conversion of these fixed price warrants during their contract term. You also indicate that the Company determined it unnecessary to record an additional Derivative Liability at June 30, 2008 and 2009. Please tell us what you mean by the statement you “reevaluated warrants” and explain why you believe your current accounting and presentation for outstanding warrants complies with FASB ASC Topic 815 (also see SFAS 133 and EITF 00-19).

Jeff Jaramillo, Accounting Branch Chief
Page 6.

Company 6.

This is to advise you supplementary that the Company's accounting and presentation for outstanding warrants complies with FASB ASC Topic 815 (also see SFAS 133 and EITF 00-19). In short the Company believes no liability is warranted as further enumerated in our response to question seven.

SEC 7.

We note you have not yet responded to prior comment 4 from our letter dated August 12, 2009 and , therefore we reissue the comment. We noted from our current and prior reviews of your filings and from responses to our prior comment letters that mPhase issued warrants to purchase common stock to an investor in order to induce that investor to make an additional investment in the company and also that mPhase has issued many warrants in connection with the private placements of its equity. We also see you do not believe the warrants are derivative securities and you indicate that the warrants have been evaluated by mPhase pursuant to paragraphs 12 – 32 of EITF 00–19 and “no liability associated with the issuance thereon is required as no default or other liability conditions are present”. To help us better understand your conclusions please provide us with the following:

. An analysis – as of date of each quarterly balance sheet and during the quarterly period then ended, beginning with the quarter ended September 30, 2007 – of all non–employee options and warrants issued and outstanding that specifically addresses whether (1) the warrants qualified as a derivative under SFAS 133 and (ii) whether the warrants were required to be classified as a liability under EITF 00–19. Your response should not be general but be specific and address all applicable paragraphs of the referenced literature or other applicable U.S. GAAP literature.

.In particular, provide us with your analysis of how you considered and concluded on each of the factors outlined in each of paragraphs 12 to 32 of EITF 00–19 at the end of each quarter.

Jeff Jaramillo, Accounting Branch Chief
Page 7.

.In addition, specially address how you considered the lack of a cap on the number of shares that can be issue upon conversion of your convertible debt in reaching your conclusion that equity classification was appropriate. We note that your debt agreements do not include such a cap and that, as outlined in paragraphs 19–24 of EITF 00–19, a company could be precluded from concluding that it has sufficient shares authorized and unissued to settle its no–employee options and warrants and other convertible instruments as a result of the absence of a cap in one or more of its contracts.

Company 7.

This is to advise you that the Company provided responses accepted by the Staff of the Commission for all of the issues and items raised (except for the "fixed price warrants" described below) in a letter dated August 26, 2009 and a resultant conference call the next day with the office of the Chief Accountant as well as members of corporate finance of the SEC.

During the conference call the Staff and the Company agreed that the only remaining issue pertained to the following warrants issued by the Company on dates after the Company issued its first Convertible Debenture without a cap in December of 2007:

1.     A 5 year Warrant dated January 14, 2008 to purchase 500,000 shares of the Company's common stock at a price of $.05 per share.

2.     A 5 year Warrant dated April 8, 2008 to purchase 11,111,112 shares of the Company's common stock at a price of $.05 per share.

3.     A 5 year Warrant dated April 8, 2008 to purchase 100,000 shares of the Company's common stock at a price of $.05 per share.

Additionally the Company identified a 5 Year Warrant dated June 2, 2008 to purchase 1,393,056 shares of the Company's common stock at $.13 per share relevant to the analysis in question . No subsequent Warrants have been issued after June 2, 2008.

For purposes of this discussion we will refer to the 4 warrants collectively as the "Fixed Price Warrants" which provides for the right to purchase up to 13,104,168 shares of common stock of the Company.

The Company determined that it was unnecessary to record as ad additional Derivative Liability at June 30, 2008 and June 30, 2009 for the Fixed Price Warrants based upon the criteria in paragraph 8 of ETIF 00-19 that states "Accordingly, unless the economic substance indicates otherwise, contracts would be initially classified as equity or as either assets or liabilities, in the following situation(S)". Given that the number of shares issued under the Convertible Debentures is an inverse relationship with respect to the exercise of the Fixed Price Warrants with respect to the price of the Common Stock of the Company, the likely] hood of the volatility of the Company's common stock causing BOTH the Fixed Price Warrants and the Common Stock of the Company to be exercised in a time period that would cause a situation in which the Company would be required to issue more shares than authorized is extremely remote. Furthermore the Company, if in default of its obligations under the Fixed Price Warrants would have sufficient incremental cash realized from the exercise of said Fixed Price Warrants PLUS the exercise of other then "in the money" options and warrants so as to pay the difference between their exercise price and the price of the Company's common stock in cash. As requested, we are providing to you herewith, as part of this correspondence, the analysis requested for each quarter starting with the period ended September 30, 2007. Thus having evaluated the economic circumstances with respect to the Fixed Price Warrants in light of the Company's obligations under the Convertible Debenture agreements, no additional liability is warranted.

As requested, we are providing you in a separate enclosure a quarterly balance sheet analysis, commencing with the quarter ended September 30, 2007 in further confirmation of the Company's conclusions with respect to the issues raised in this Item 7. Please note, that in light of the above, the Company believes such analysis is not germaine to the issue to be resolved.

Jeff Jaramillo, Accounting Branch Chief
Page 8.

SEC 8.

Please revise your exhibit index for accuracy. For example, identify where the documents that you incorporate by reference are located. Also, for every confidential treatment request that has not yet been granted, please tell us when you submitted the request as outlined in Staff Legal Bulletin No. 1.

Company 8.

We have updated our Table of Contents to incorporate your requested changes. A marked copy of such changes is included as part of our marked Form 10k being sent to you herewith.

Should you have any questions or comments please contact Edward Suozzo at 917-324-3054 or the undersigned at 203-831-2242. Thank you for your time and consideration in this matter.

Very Truly Yours,

/s/ Martin Smiley
Martin S. Smiley
EVP, CFO and General Counsel
mPhase Technologies, Inc.